May 15, 2018

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:
Notice of disclosure filed in Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the U.S. Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the U.S. Securities Exchange Act of 1934, as amended, notice is hereby provided that TechnipFMC plc has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2018, which was filed with the U.S. Securities and Exchange Commission on May 15, 2018.
Respectfully submitted,

TechnipFMC plc

By:	/s/ Dianne B. Ralston
Dianne B. Ralston
Executive Vice President, Chief Legal Officer and Secretary

TechnipFMC plc is registered in England and Wales (Company No. 09909709), with registered offices at One St. Paul’s Churchyard, London, EC4M 8AP.